# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1500 LIBERTY RIDGE DRIVE, SUITE 321, WAYNE, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-26-000188
Filed by CIK 0001792126

## Reporting persons
- Logos Global Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,675,000; sole dispositive power 0; shared dispositive power 1,675,000; aggregate amount beneficially owned 1,675,000 (3.2% of the class)
  Comment: The securities beneficially owned by the reporting persons consist of 675,000 shares of Common Stock and options to acquire 1,000,000 shares of Common Stock. The percentage is calculated based on 52,565,517 shares of Common Stock outstanding as of May 8, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,675,000; sole dispositive power 0; shared dispositive power 1,675,000; aggregate amount beneficially owned 1,675,000 (3.2% of the class)
  Comment: The securities beneficially owned by the reporting persons consist of 675,000 shares of Common Stock and options to acquire 1,000,000 shares of Common Stock. The percentage is calculated based on 52,565,517 shares of Common Stock outstanding as of May 8, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026.
- Logos Global Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,675,000; sole dispositive power 0; shared dispositive power 1,675,000; aggregate amount beneficially owned 1,675,000 (3.2% of the class)
  Comment: The securities beneficially owned by the reporting persons consist of 675,000 shares of Common Stock and options to acquire 1,000,000 shares of Common Stock. The percentage is calculated based on 52,565,517 shares of Common Stock outstanding as of May 8, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026.
- Logos GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,675,000; sole dispositive power 0; shared dispositive power 1,675,000; aggregate amount beneficially owned 1,675,000 (3.2% of the class)
  Comment: The securities beneficially owned by the reporting persons consist of 675,000 shares of Common Stock and options to acquire 1,000,000 shares of Common Stock. The percentage is calculated based on 52,565,517 shares of Common Stock outstanding as of May 8, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026.
- Arsani William: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,675,000; sole dispositive power 0; shared dispositive power 1,675,000; aggregate amount beneficially owned 1,675,000 (3.2% of the class)
  Comment: The securities beneficially owned by the reporting persons consist of 675,000 shares of Common Stock and options to acquire 1,000,000 shares of Common Stock. The percentage is calculated based on 52,565,517 shares of Common Stock outstanding as of May 8, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026.

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321, Wayne, PA 19087

## Item 2. Person Filing
Name of person filing:
Logos Global Management LP ("Logos Global")

Logos Global Management GP LLC ("Logos Global GP")

Logos Global Master Fund LP ("Global Fund")

Logos GP LLC ("Logos GP")

Arsani William

Logos Global is the investment adviser to investment funds, including Global Fund. Logos Global GP is the general partner of Logos Global. Logos GP is the general partner of Global Fund. Dr. William is a control person of Logos Global, Logos Global GP and Logos GP.

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Global Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Logos Global: 1,675,000

Logos Global GP: 1,675,000

Global Fund: 1,675,000

Logos GP: 1,675,000

Arsani William: 1,675,000
Percent of class:
Logos Global: : 3.2%

Logos Global GP: : 3.2%

Global Fund: : 3.2%

Logos GP: : 3.2%

Arsani William: : 3.2%
Sole power to vote or to direct the vote:
Logos Global: 0

Logos Global GP: 0

Global Fund: 0

Logos GP: 0

Arsani William: 0
Shared power to vote or to direct the vote:
Logos Global: 1,675,000

Logos Global GP: 1,675,000

Global Fund: 1,675,000

Logos GP: 1,675,000

Arsani William: 1,675,000
Sole power to dispose or to direct the disposition:
Logos Global: 0

Logos Global GP: 0

Global Fund: 0

Logos GP: 0

Arsani William: 0
Shared power to dispose or to direct the disposition:
Logos Global: 1,675,000

Logos Global GP: 1,675,000

Global Fund: 1,675,000

Logos GP: 1,675,000

Arsani William: 1,675,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Global Fund holds the Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (05/15/2026)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (05/15/2026)
- Logos Global Master Fund LP: /s/ Arsani William, Managing Member of Logos GP LLC, General Partner of Logos Global Master Fund LP (05/15/2026)
- Logos GP LLC: /s/ Arsani William, Managing Member (05/15/2026)
- Arsani William: /s/ Arsani William, Reporting person (05/15/2026)